                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-05535

Prospectus Supplement No. 7, dated March 3, 1998
         (To Prospectus dated April 1, 1997, as supplemented on April 29, 1997, May 15, 1997, August 20, 1997,
         November 12, 1997, November 17, 1997 and February 4, 1998)






                                   [AAI LOGO]


                       Applied Analytical Industries, Inc.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

         On March 3, 1998, the Company issued a press release reporting its financial results for the quarter and fiscal year ended December 31, 1998. A copy of the press release is attached.

       APPLIED ANALYTICAL INDUSTRIES, INC. (AAI) ANNOUNCES FOURTH QUARTER
                        AND FULL YEAR FINANCIAL RESULTS

         WILMINGTON, NC, March 3 /PRNewswire/ -- Applied Analytical Industries, Inc. (Nasdaq: AAII) today announced financial results for the fourth quarter and year ended December 31, 1997.

         Net sales for the fourth quarter of 1997 rose 86% to $20.4 million from net sales of $11.0 million reported in the fourth quarter of 1996. The Company reported net income for the fourth quarter of 1997 of $0.9 million, or $0.06 per share, versus a net loss of $(5.3) million, or $(0.33) per share, for the same period a year ago. Quarterly net sales of the Company's core fee-for-service business increased by 69% to $18.0 million in 1997 from $10.7 million for the same period of 1996. Licensing and royalty revenues for the fourth quarter were $2.3 million, compared to $0.3 million in 1996. In the fourth quarter of 1996, the Company recognized an unusual item, representing the write-off of in-process research and development costs of $6.6 million in connection with the acquisition of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B.").

         For the twelve months ended December 31, 1997, net sales were $65.4 million, an increase of 55% from the net sales of $42.2 million reported for 1996. Net income was $1.3 million, or $0.08 per share, versus a net loss of $(3.1) million, or $(0.23) per share in 1996. Net sales of the Company's core fee-for-service business increased by 47% to $59.6 million in 1997 from $40.6 million in 1996. Licensing and royalty revenues in 1997 increased by almost 300% to $5.8 million versus licensing and royalty revenues of $1.5 million in 1996. As described above, in 1996 the Company recognized an unusual item, representing the write-off of in-process research and development costs of $6.6 million.

         Overall gross margin for the fourth quarter of 1997 was 49% as compared to 58% for the equivalent period of 1996; however, the gross margin from fee-for-service work increased to 43% compared to 37% in the third quarter of 1997, showing an improvement of six percentage points quarter-over-sequential-quarter. The Company's margins eroded in 1997 primarily due to the acquisition of L.A.B.; however, planned improvement in those margins are beginning to show results. Research and development ("R&D") expenses were 10.0% of net sales in the fourth quarter of 1997, compared to 9.3% in the fourth quarter of 1996. Fourth quarter 1997 R&D expenses decreased by seven percentage points versus the third quarter 1997 level of 17.0%. The year-to-date expenses for R&D were 11.9% of net sales compared to 10.0% for the full year 1996.

         Dr. Frederick Sancilio, AAI's Chief Executive Officer and Chairman commented on the fourth quarter by saying, "Operations in the fourth quarter moved closer to historical levels, with margins gaining substantially from the prior quarter." Dr. Sancilio continued, "Demand for our internally developed products, which are licensed to the pharmaceutical industry leaders, continues to increase. Generally, for every U.S. product license signed, the Company will receive milestone license fees followed by royalties upon the approval of the product and subsequent launch. Our current financial statements reflect the recognition of the development milestones from a number of products and royalties from only one product. The compounding of royalties should increase as the years progress and more of our licensed products are approved and then launched."

         Dr. Sancilio closed by commenting, "1997 has been a year of growth and change for the Company. We expanded into the international marketplace through the acquisition and subsequent turnaround of L.A.B. The integration of AAI with L.A.B. required the addition of significant management. We responded by hiring several recognized leaders in the field of pharmaceutical clinical trials. The Company also restructured to accommodate its expanded client base and added both facilities and talent, to maintain its dominant position in the non-clinical segment of the CRO market. We are now positioned to continue the growth of our dual business strategy, and take advantage of both markets and scientific resources on a worldwide basis."

         Founded eighteen years ago, AAI is a leading contract research and development organization (CRO) providing pharmaceutical product development and support services to the worldwide pharmaceutical and biotechnology industries. The Company offers seamless outsourcing as well as an integrated broad spectrum of pharmaceutical services, both clinical and non-clinical. Additionally, AAI leverages its drug development expertise to generate licensing and royalty revenues by licensing internally developed drugs and drug technologies to pharmaceutical client companies worldwide.

         Information in the press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the ability of acquired businesses to be integrated with AAI's operations, actual operational performance, the ability to maintain large client contracts, and other items that may cause the actual results to differ materially, which may be discussed in the Company's recent Form 10-Q filings, its registration statement on Form S-1, as amended, and other filings with the Securities and Exchange Commission.

                       APPLIED ANALYTICAL INDUSTRIES, INC.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                            Three months ended            Twelve months ended
                                               December 31,                   December 31,

                                            1997           1996           1997           1996

Net sales                                $ 20,391       $ 10,992       $ 65,401       $ 42,162
Operating costs and expenses:
         Cost of sales                     10,327          4,612         33,378         17,621
         Selling                            2,430          1,781          8,362          6,357
         General and administrative         3,970          2,237         15,207          8,908
         Research and development           2,041          1,027          7,791          4,216
         Unusual item (1)                    --            6,600           --            6,600
                                           18,768         16,257         64,738         43,702
Income (loss) from operations               1,623         (5,265)           663         (1,540)
Other income (expense), net                   (93)           556          1,373            494
Income (loss) before income taxes
                                            1,530         (4,709)         2,036         (1,046)
Provision for income taxes                    604            634            781          2,102
Net income (loss)                        $    926       $ (5,343)      $  1,255       $ (3,148)

Basic earnings (loss) per share          $   0.06       $  (0.33)      $   0.08       $  (0.23)
Weighted average shares outstanding        16,294         16,286         16,290         13,405
Diluted earnings (loss) per share        $   0.06       $  (0.33)      $   0.08       $  (0.23)
Weighted average shares outstanding        16,435         16,407         16,459         13,475

(1) The unusual item in 1996 represents the write-off of in-process research and development cost in connection with the L.A.B. acquisition.

SOURCE   Applied Analytical Industries, Inc.
         -0-                       03/03/98
         /CONTACT:  Pamela S. Dietze, Investor Relations Coordinator, Applied
                    Analytical Industries, Inc., 910-392-1606/
         (AAII)